FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 24, 2015

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Change in Record Date for Fourth Quarter Cash Dividend

MACAO--(BUSINESS WIRE)--June 24, 2015--Deswell Industries, Inc. (Nasdaq:DSWL) today announced that the record date for its Fourth Quarter dividend will change from June 26, 2015 to July 6, 2015. The declared dividend of $0.035 per share on the common stock of the Company is payable on July 16, 2015 to shareowners of record at the close of business on July 6, 2015.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett/Jennifer Belodeau
203.972.9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of Deswell Industries, Inc. by

/s/ Edward So
Edward So
Chief Executive Officer

Date: June 24, 2015